FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December, 2002

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
..............).

HSBC BOND ISSUE

HSBC Holdings plc has launched and priced a three-tranche subordinated debt issue to raise the equivalent of US$3.4 billion. The three tranches are:

* US$1.4 billion 5.25% Subordinated Notes due 2012

* EUR1 billion 5.375% Subordinated Notes due 2012

* £650 million 5.75% Subordinated Notes due 2027

The US$ issue closed on 12 December 2002 and the euro and sterling issues close on 20 December 2002.

The proceeds of the issue will be used to strengthen further the capital base of HSBC Holdings plc and provide additional funds for the holding company following the acquisitions of 99.59 per cent of Grupo Financiero Bital S.A. de C.V. and a 10 per cent holding in Ping An Insurance Company of China, Limited during 2002.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                           By:

                                                                                                           Name: P A Stafford

                                                                                                           Title: Assistant Group Secretary

Date: December 17, 2002